TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE                             TSX Venture Trading Symbol: TTA

  NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS CONTRACTS FOR THE FORMATION OF A

SECURITIES DEALERS REGISTERED BROKER DEALER

EDMONTON, ALBERTA--(March 8, 2007) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB: TITAF) (“Titan”) and its wholly owned subsidiary, Titan Trading USA, are pleased to announce the formation of a National Association of Securities Dealers registered Broker Dealer with National Securities Consulting Group and Janet L. Gentry. The formation of the Broker Dealer will provide avenues for business expansion into the financial services industry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.

Dr. Ken W. Powell
Phone: (780) 930-7072

This release may contain forward looking statements within the meaning of the “safe harbor” provisions of U.S. laws. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the aforementioned statements. Titan does not assume any obligation to update any forward looking information contained in this news release.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.